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                           June 15, 2020

       Robert P. Verostek
       Senior Vice President and Chief Financial Officer
       Denny's Corporation
       203 East Main Street
       Spartanburg, South Carolina 29319-0001

                                                        Re: Denny's Corporation
                                                            Registration
Statement on Form S-3
                                                            Filed June 8, 2020
                                                            File No. 333-239004

       Dear Mr. Verostek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Cara
Wirth at (202) 551-7127 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Trade & Services
       cc:                                              Justin W. Chairman,
Esq.